Filed pursuant to Rule 433

Registration Statement No. 333-140947

June 12, 2007

Relating to Preliminary Prospectus Supplement

dated June 12, 2007

Final Termsheet

Issuer:	The Republic of Colombia
Title:	9.85% Global TES Bonds due 2027
Ratings:	Ba2/BB+/BB (Moody’s/S&P/Fitch)
Format:	SEC Registered
Size:	Ps. 1,924,515,000,000
Gross Proceeds:	Ps. 1,924,515,000,000 (US$ 999,987,010)
Representative Market Rate:	Ps. 1924.54 / USD on June 12, 2007
Trade Date:	June 12, 2007
Settlement Date:	June 28, 2007
Maturity:	June 28, 2027
Interest Payment Dates:	June 28, beginning June 28, 2008
Yield to Maturity:	9.85%
Coupon:	9.85%
Price:	100.000%
Net Proceeds (before expenses) to the Republic of Colombia:	U.S.$ 994,987,074.83
Day Count:	NL/365
Minimum Denomination:	Ps. 5,000,000 and increments of Ps. 1,000,000 in excess thereof
Listing:	Luxembourg Euro MTF
Bookrunners:	Citigroup Global Markets Inc. and Deutsche Bank Securities Inc.
Billing and Delivering:	Citigroup Global Markets Inc.
Common Code#/ISIN#:	030632206 / XS0306322065
Allocation:	Citigroup Global Markets Inc. Ps. 962,257,500,000
Deutsche Bank Securities Inc. Ps. 962,257,500,000
Preliminary Prospectus Supplement: http://www.sec.gov/Archives/edgar/data/917142/000119312507133798/d424b3.htm

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